August 22, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-3561

Attention: Jennifer Gowetski

Re:	Superfund Gold World Equity Fund.
Withdrawal of Registration Statement on Form S-1
File No. 333-164584

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Superfund Gold World Equity Fund (the “Registrant”), through its Managing Owner, Superfund Advisors Inc., hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-164584), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on January 29, 2010. The Registration Statement was not declared effective by the Commission under the Securities Act.

The Company is requesting withdrawal of the Registration Statement because it is no longer pursuing the registration of securities included therein. The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions with respect to this matter, please contact me at (312) 239-2245.

Sincerely,

Superfund Advisors Inc.

/s/ Augustine Perrotta

Augustine Perrotta

Director/Corporate Secretary

SUPERFUND ADVISORS INC.

489 Fifth Avenue, New York, New York 10022 • telephone (212) 750-6300; fax (212) 750-2206